ITEM 77M: Mergers

                Morgan Stanley Balanced Fund

      On February 6, 2006, the Boards of Trustees of each of
Morgan  Stanley Income Builder ("Income Builder") and Morgan
Stanley  Balanced  Income  Fund  ("Balanced  Income")   each
approved  an  Agreement  and Plan of Reorganization  between each  such  fund  and  Morgan  Stanley  Balanced  Fund  (the
"Fund"),  pursuant to which substantially all of the  assets of  each such fund would be combined with those of the  Fund and shareholders of each such fund would become shareholders of the Fund, receiving shares of the Fund equal to the value of their holdings in each such fund (each a "Reorganization"
and  collectively, the "Reorganizations").  On July 18, 2006 the  Income  Builder  Reorganization  was  approved  by  the shareholders  of Income Builder and on August 23,  2006  the
Balanced  Income Reorganization was approved by shareholders
of   Balanced   Income.   On   September   18,   2006,   the
Reorganizations were consummated.